October 23, 2007

Mr. Glenn Welstad
CEO and President
Command Center
3773 W. 5th Ave.
Post Falls, ID 83854

Dear Glenn:

I would like to submit my resignation from the Board of Directors of Command Center, Inc. effective immediately.

I understand that Command Center, Inc. is reducing the size of the board and will be adding directors outside of employment of Command Center, Inc.

Sincerely,

Dwight Enget

Dwight Enget